QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James W. Ashley, Jr. Lord Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 5 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on August 20, 2003, and Amendment No. 4 filed on August 27, 2003, the "Schedule 14D-9"), by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        Item 4, Section (b), "Background of the Transaction," of the Schedule 14D-9 is amended to add the following to the end thereof:

        On Thursday, August 28, 2003, an advisor to Dura contacted a representative of Lazard to suggest that because only a portion of Methode's technology and business were of prime interest to Dura, Dura would be willing to craft an alliance around selected business lines that they believed constituted approximately 10% of the Company's revenue base. The Dura advisor proposed a meeting between the companies to discuss such a joint venture with all rights reserved.

        On Saturday, August 30, 2003, the Dura representative sent to Lazard a confirmatory facsimile including a description of a potential Dura-Methode alliance.

        On Tuesday September 2, 2003, prior to Dura's announcement that it was extending the Offer until September 16, the Lazard representative informed the Dura advisor that the Company would not be willing to engage in discussions regarding a potential joint venture while Dura's tender offer for the Class B shares was pending.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2003	Methode Electronics, Inc.
	By:	/s/ Donald W. Duda Name: Donald W. Duda Title: President

QuickLinks

  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
SIGNATURE